Rimage Corporation

7725 Washington Avenue South

Edina, MN 55439

(952) 683-7900

August 20, 2013

VIA EDGAR

Attn:    Geoffrey Kruczek

Attn:    Nicholas P. Panos

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Rimage Corporation (the “Company”)
Schedule TO-I
Filed August 6, 2013 File No. 005-43486

Dear Mr. Panos:

As requested, we are responding to your letter dated August 13, 2013. For convenience and clarity, we have set forth the text of your comments below in italics. Immediately following each of the Staff’s comments is our response to that comment. We are responding to the comments in the order presented.

Concurrently with the filing of this letter, we are filing Amendment No. 1 (the “Amendment”) to Schedule TO originally filed by the Company on August 6, 2013 (the “Schedule TO”). Among other changes described in this response letter, the Amendment extends the offer to 1:00 p.m. Eastern Time on September 11, 2013. Filed with the Amendment as exhibits are the following:

Exhibit (a)(1)(D-1)	Amended and Restated Election Form

Exhibit (a)(1)(E-1)	Amended and Restated Withdrawal Form

Exhibit (a)(1)(I)	Supplement dated August 20, 2013 to Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013

The Supplement dated August 20, 2013 to Offer to Exchange Certain Outstanding Options for New Options dated August 6, 2013 is referred to herein as the “Supplement.”

General

1.	We note that the company`s preliminary proxy materials filed on March 22, 2013, contain a detailed description of the terms of the proposed stock option tender offer. Please be advised that, in accordance with Rule 13e-4(c)(1), Rimage should have filed the relevant excerpts from the proxy materials under cover of Schedule TO-C because they provided new, substantive information about the offer before commencement. Although the tender offer has already commenced, please confirm that Rimage will comply with this requirement in connection with any pre-commencement communications with respect to any issuer tender offers commenced in the future.

● Page 2	August 20, 2013

Response:

The Company confirms that it will comply in the future with the requirement that any pre-commencement communications with respect to any issuer tender offer be filed under cover of Schedule TO-C.

Offer to Exchange

Summary Term Sheet . . ., page 2

2.	It appears Rimage has disseminated the offer materials solely by e-mail to eligible employees and that the offer restricts eligible employees to tendering and withdrawing their options solely by e-mail. Please advise us how the offer is consistent with Rule 13e-4(e)(1), taking into account why the tender offer should be deemed published, sent or given to eligible option holders and the manner in which they typically receive company communications.

Response:

The Company advises the Staff that, pursuant to Rule 13e-4(e)(1)(ii)(A), the Company sent the information required by Rule 13e-4(d)(1) to each eligible employee (as defined in the Schedule TO) pursuant to email communication. The Company disseminated such information through its internal electronic mail server, which is the typical method used by the Company to communicate with its employees. The Company is a technology business and email is the expected method of communication for all significant corporate communications with employees. Further, the Company advises the Staff that all of the 41 eligible participants have Company-issued computers that contain the functionality necessary to access Company email and the Internet, and all Company employees regularly use the Company’s email system and the Internet in the ordinary course of performing their duties as employees. The Company believes that email dissemination results in the delivery to eligible employees of not simply substantially equivalent information, but provides greater assurance of timely delivery to these recipients as compared to paper form, is a better sustainable practice and is otherwise consistent with the Commission’s views on electronic delivery of documents. As such, the Company has concluded this form of communication is consistent with Rule 13e-4(d).

3.	As currently disclosed, the offer will be open for less than 20 full business days due to the 1:00 p.m. expiration time instead of an expiration time of midnight on what will be the twentieth business day following commencement. Also, use of “Central Daylight Time” in the offer document is inconsistent with the requirement in Rule 13e-4(a)(3) to use “Eastern Time” in order to measure a business day. Please revise so that the offer will be open through at least midnight Eastern Time on the twentieth business day. See Rule 13e-4(f)(1)(i).

Response:

In response to the Staff’s comment and the requirements of Rule 13e-4(f)(1)(i), the Company has revised the offer so that it is open for at least 20 full business days. The Supplement states that the offer will now expire at 1:00 p.m. Eastern Time on September 11, 2013. The Company has also revised all times to Eastern Time rather than Central Daylight Time.

● Page 3	August 20, 2013

Risks of Participating in the Offer, page 11

4.	We note the statements here regarding “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, contained in the Offer to Exchange and referenced Exchange Act reports. Notwithstanding the qualification several lines down on the same page, this reference to the safe harbor provisions of the Private Securities Litigation Reform Act is inappropriate because the Act, by its terms, is inapplicable to tender offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Please revise the disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has advised option holders through the Supplement that the reference to certain statements being “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended” is deleted.

5. Procedures for electing to exchange options, page 17

5.	Please clarify what you mean by the disclosure “[t]he exception to this rule is that if we have not accepted your properly tendered options by [one minute prior to the expiration of the offer] you may withdraw your options at any time thereafter.” For example, is the offer referring to the 40 business day time period in Rule 13e-4(f)(2)(ii)? Please also clarify similar statements throughout the offer, such as those made in the penultimate paragraph on page 18.

Response:

The Company advises the Staff that the disclosure was intended to refer to Rule 13e-4(f)(2)(ii). Accordingly, as reflected in the Supplement, the Company has revised the disclosure to read: “Additionally, you may withdraw any eligible options you elected to exchange if after 40 business days after the commencement of the offer we have not accepted for exchange all eligible options you elected to exchange. The date of the 40th business day after the commencement of the offer is October 2, 2013.” Through the Supplement, the Company has clarified similar statements in a similar manner.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 18

6.	We noticed the disclosure that indicates the issuer’s determinations are final and binding. Revise to state that option holders may challenge the issuer’s determinations in a court of competent jurisdiction. Please make corresponding revisions to Section 8, Conditions of the Offer, and anywhere else in the offer document where this language appears.

Response:

In response to the Staff’s comment, the Company has added language stating that option holders may challenge the Company’s determinations in a court of competent jurisdiction.

7.	We noticed the disclosure that this issuer tender offer constitutes a “one-time offer.” Please advise us how the issuer may assert that no other offers will ever be made given that the offer may not be fully subscribed, the Board of Directors of the issuer may change, and the application of Section 14(e) in coercive tender offers.

● Page 4	August 20, 2013

Response:

In response to the Staff’s comment, the Company has deleted all references to the offer to exchange being a “one-time offer.”

11. Information concerning Rimage, page 25

8.	We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) of Regulation M-A. Refer to interpretation I.H.7 in our July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations publicly available at www.sec.gov.

Response:

In response to the Staff comment, the Company has provided the ratio of earnings to fixed charges in the Supplement as required by Item 1010(c)(4) of Regulation M-A.

9.	Please provide the information required by Item 1006(c) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO. Currently, it appears the disclosure you provided is limited to Rimage.

Response:

In response to this comment, the Company has provided in the Supplement the information required by Item 1006(c) of Regulation M-A with respect to each person specified in Instruction C to Schedule TO.

12. Interests of executive officers . . ., page 29

10.	Refer to the last paragraph of this section and the company’s qualification of the disclosure as “to the best of our knowledge.” If you retain that qualification, please revise to mirror the language in Instruction 3 to Item 1008(a) of Regulation M-A, which permits disclosure of the information “to the extent known after making reasonable inquiry.” Otherwise, explain what prevents the company from knowing and disclosing this information. Likewise, please explain the reason for the same qualification in the penultimate paragraph on page 30, or revise.

Response:

In response to the Staff comment, the Company has revised the first knowledge qualified statement referred to in this comment to state that the disclosure is to the Company’s knowledge after making reasonable inquiry. In response to the Staff comment, the Company has deleted the second knowledge qualification referred to in this comment.

11.	Please revise the last paragraph to include the disclosure required by Instruction 1(a) to Item 1008(b) of Regulation M-A.

Response:

In response to the Staff comment, the Company has revised the last paragraph to make the disclosure required by Item 1000(b) of Regulation M-A as to all of the persons identified in Instruction 1(a) of such item.

● Page 5	August 20, 2013

19. Miscellaneous, page 35

12.	We note the following disclosure here: “If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.” If this language is intended to apply to holders of options located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the Commission’s guidance in Exchange Act Release No. 34- 58597, Part II.G.1 (September 19, 2008). Please:
•	advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8)(i);
•	confirm that the offer is being made in reliance upon the March 2001 global exemptive order, provide a brief analysis in support of the company’s eligibility to rely on such order, confirm that the company is relying on the order to exclude from participation in the offer some employees located outside the U.S., and explain the compensatory reasons for the exclusion of such employees; or
•	revise the disclosure to be consistent with Rule 13e-4(f)(8).

Response:

In response to the Staff comment, the Company has revised the disclosure to be consistent with Rule 13e-4(f)(8). The Company confirms that it is complying with the all-holders provision of Rule 13e-4(f)(8)(i) by making the offer to eligible employees located both in the U.S. and outside the U.S.

Election Form

13.	Refer to the first paragraph of Section 5. Delete the statement regarding how the signature and submission of the Election Form Instructions indicates that the eligible employee has “read” the terms of the offer. Please also delete similar language appearing in Section 5 of the Withdrawal Form Instructions.

Response:

In response to Staff comment, the Company has filed an Amended and Restated Election Form and an Amended and Restated Withdrawal Form that deletes the language identified in this comment. These amended and restated forms also include revisions responsive to the above comments to the extent appropriate.

___________________________________________

● Page 6	August 20, 2013

In response to your request, by this letter the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James R. Stewart at (952) 683-7900 if you have any questions or need additional information.

Sincerely,

Rimage Corporation

/s/ James R. Stewart

James R. Stewart, Chief Financial Officer